Exhibit 16.3

NEUROTECH DEVELOPMENT CORPORATION

USA Office:                                         Shanghai Office:
10 Cedar Swamp Lane                                 Unit 18H, No. 11 Lane 1720
Glen Cove, NY 11542                                 Hongqiao Road
Phone: (516) 671-2400                               Shanghai, PRC 200336
Fax:  (516) 671-6405                                Phone/Fax (86)(021) 62705428
Email:  NeuroDevCo@aol.com                          Email: LMA50@aol.com
Website: http://www.neurotechdevelopment.com
NASDAQ OTC BB:  NURO


January 21, 2003


James Atkinson
Securities and Exchange Commission
450 Fifth Ave.
Washington, D.C. 20549

     Subject:  file # 0-15179

Dear Mr. Atkinson,

With respect to your inquiry of January 21, 2002, we have the following response.

Form 8K filed November 13, 2002

     Attached please find copy of the letter sent by BDO International, Shanghai office to the commission. We can only assume that the Commission did not receive the letter. There were no disagreements with respect to reportable events. All reportable events were reviewed by BDO International in the prior 10QSB without disagreement. I believe that this answers both questions 2 and 3 as there have been no disagreements with Weaver & Tidwell or BDO International during the stated periods.

Form 8K filed January 7, 2003

     4. There were no disagreements with the former accountants with respect to reportable events within the last 2 fiscal years and any interim reporting period.

     5. There were no disagreements with the work performed by Holtz Rubenstein with respect to all reportable issues. All matters with respect to accounting methodology and financial reporting had no disagreements with Holtz Rubenstein, or any prior accountants.

     6. The company believes that it provided Holtz Rubenstein with all evidential matter necessary to issue a proper opinion. Holtz Rubenstein was satisfied that the companies revenues were properly expressed, but were not satisfied that the company did not have an undisclosed liability in China. While all parties confirmed independently the work performed, there was no interim billing for "work in process" which was beyond the scope of the existing contract. Without such billing, which would not be forthcoming until the phase II contract was issued, the only way to resolve this matter was to consent to the termination of the agreements. The Company advised Holtz that such an action would be damaging to the Company, and requested Holtz find a way to express a reserve for such "non invoiced work". The subcontractor was fearful that the Company would try to claim the monies for the work which was not invoiced and as such refused to respond. As the Company did not want to cancel the agreements, they did so to satisfy the auditor who subsequently withdrew. The Company feels that Holtz is trying to "paper" themselves in the face of a potential litigation for the loss of the contract, its revenues, and profits, and damages to the shareholders. All accounting work completed by Holtz and included on the "draft" 10K filed on November 19, 2002 was found to be correct. The Company disagrees with the actions caused by and taken by Holtz with respect to expressing an opinion on this audit.


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     7.  We apologize for any confusion with the dates of the termination of BDO
         International, and the retention of Holtz Rubenstein. Accordingly we are filing the attached, amended 8K to clarify the Chronology.

         BDO  International  was  terminated  on  October  30,  2002  which  was
         incorrectly  reported on form 8K filed November 13,   2002,  which read
         that the prior auditors were terminated on November 13, 2002.

         Holtz Rubenstein was retained as auditor on November 1, 2002 as reported on form 8K filed January 7, 2003.

         Holtz Rubenstein withdrew as auditor on November 22, 2002 as reported on form 8K filed January 7, 2003.

         Sherb & Co. was retained as auditor on January 2, 2003 as reported in form 8K filed on January 7, 2003.

         I hope this answers all of your questions, if so we will file an amended form 8K.

         Please note that there is an additional attachment with respect to the claim by Holtz that they had received approval for additional funds for the audit. This was not the case. Holtz was paid in full by a third party who did in fact confirm that this was the total billing for the audit. A statement is attached. While I am currently in Hong Kong, I can be reached at 011 852 9468 5497 during your business day until noon.

         Yours truly,


         Lawrence Artz
         Vice President

         cc:  Stephen Hill, esq
              Bernard Artz



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